

Orange SA   82-5768

03 FEB 20 AM 7:21

SUPPL

SOLOMON TRUJILLO APPOINTED CHIEF EXECUTIVE OFFICER OF ORANGE S.A.

London, Paris, 13 February 2003. ORANGE announces that its Board of Directors met on February 13 and has adopted the recommendation of its nomination committee to select Solomon Trujillo, 51, American, as Chief Executive Officer of Orange SA to replace Jean François Pontal who resigned last December. The nomination will be effective March 3, 2003.

Solomon Trujillo, a successful senior executive of the telecommunication industry has been member of the Orange Board since 2001. Following his MBA from the University of Wyoming in 1974, he began his professional career at Mountain Bell Telephone. He was appointed President and CEO of USWest in 1995 and Chairman in 1999. He retired from this position in June 2000 when the merger between USWest and Qwest Communications was completed. He has been on the Chairman's Council at Alcatel SA since 2000. He serves on the Board of Directors of Pepsi Co; Target Stores and Gannet. Solomon will be based in London and Paris.

Thierry Breton, Chairman of France Telecom and Orange said: « *I am particularly delighted with this choice. I know personally Sol for many years as a great manager and a recognized leader of the telecommunication industry. Sol accepted to fully dedicate himself to the Orange future bringing his operational and innovation skills as well as a broad management expertise. In the interest of Orange shareholders and customers I know I can count on him, with the Orange people and management team, to bring the Orange brand and vision to another level and fully exploit the synergies between Orange and France Telecom".*

Wilfried Verstraete, Chief Financial Officer of Wanadoo is appointed Chief Financial Officer of Orange replacing as of March 3, Simon Duffy who expressed his wish to pursue other career opportunities. Wilfried, a Belgian national, will join the Board of Orange on that date.

In addition, the Board of Directors nominated David Hobley as independent Director to replace Richard Lapthorne, who has resigned from the Board of Orange as of January 22, 2003 after having accepted the role of Chairman of Cable & Wireless plc. Mr. Hobley, 56, a British national and a former Managing Director at Warburg, is Managing Director at Deutsche Bank in London. He will bring to the Orange Board his broad financial and international business experience.

For further information, please contact:

France Telecom
Bruno Janet + 33 1 44 44 88 71
Senior Vice President Group Corporate Information
Nilou Ducastel + 33 1 44 44 93 93
Group Press Director France Telecom

Orange Media Centre
Denise Lewis
Group Director of Corporate Affairs + 44 (0) 20 7984 2000
Niamh Byrne
Group Head of Global Media Relations + 44 (0) 7977 002 811

dlw 3/19

Paris, Londres le 13 février 2003

Solomon Trujillo est nommé Directeur général d'Orange

Orange annonce que son Conseil d'Administration, réuni ce 13 février, a approuvé la proposition du Comité de nominations de nommer Solomon Trujillo au poste de Directeur Général d'Orange SA en remplacement de Jean-François Pontal, qui a démissionné en décembre dernier. Citoyen américain de 51 ans, Solomon Trujillo prendra ses fonctions le 3 mars 2003.

Solomon Trujillo, dirigeant reconnu du secteur des télécommunications, est membre du Conseil d'Administration d'Orange depuis 2001. Titulaire d'un MBA de l'Université du Wyoming obtenu en 1974, il a commencé sa carrière professionnelle chez Mountain Bell Telephone. Il a été nommé Directeur général de USWest en 1995 et Président en 1999, poste qu'il a occupé jusqu'à la finalisation de la fusion entre USWest et Qwest Communications en juin 2000. Il est membre du Conseil du Président d'Alcatel SA depuis 2000 et également membre des Conseils d'Administration de Pepsi Co et de Target Stores. Solomon Trujillo sera basé à Londres et Paris.

Thierry Breton, Président de France Télécom et Orange, a déclaré : « Je suis particulièrement satisfait de ce choix. Je connais personnellement Sol depuis de nombreuses années en tant que manager de talent et leader reconnu du secteur des télécommunications. Sol a accepté de se consacrer pleinement à l'avenir d'Orange, en y apportant ses compétences opérationnelles et en matière d'innovation, ainsi que sa vaste expérience du management. Dans l'intérêt des actionnaires d'Orange et des clients, je sais que je peux compter sur lui et les équipes d'Orange pour porter la marque et la vision de l'entreprise à des niveaux jamais atteints, en exploitant pleinement les synergies entre Orange et France Télécom »

Wilfried Verstraete, Directeur Financier de Wanadoo, est nommé Directeur Financier d'Orange à partir du 3 mars, en remplacement de Simon Duffy, qui a souhaité poursuivre d'autres opportunités de carrière. Citoyen belge, Wilfried Verstraete rejoindra le Conseil d'Administration d'Orange à cette date.

Par ailleurs, le Conseil d'Administration a nommé David Hobley en tant qu'administrateur indépendant en remplacement de Richard Lapthorne, qui a quitté le Conseil le 22 janvier 2002 après avoir accepté le poste de Président de Cable & Wireless plc. M. Hobley, 56 ans, citoyen britannique, ancien Directeur Général à la Warburg et Directeur Général à la Deutsche Bank à Londres, apportera au Conseil d'Administration d'Orange sa vaste expérience de la finance et des affaires internationales.

Pour en savoir plus :

France Télécom
Bruno Janet — + 33 1 44 44 88 71
Directeur de l'Information
Nilou du Castel — + 33 1 44 44 93 93
Chef du Service de Presse
Sébastien Goales

Service de Presse Orange
Denise Lewis
Directeur de la Communication — + 44 (0) 20 7984 2000
Niamh Byrne — + 44 (0) 7977 002 811
Chef du Service de Presse

Rule 12g3-2(b) File No. 82/5168


orange™

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

17 February 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

Enclosures: - Press release dated 13 February 2003 "Solomon Trujillo appointed Chief Executive Officer of Orange SA"
- Press release dated 13 February 2003 "Solomom Trujillo est nommé Directeur Général d'Orange"